Exhibit 99.1

CureVac Announces Financial Results for the Second Quarter and First Half of 2024
and Provides Business Update

•	Closed new licensing agreement with GSK worth up to €1.45 billion, including €400 million upfront; provides strong validation of CureVac’s mRNA platform

•	Initiated strategic workforce reduction of ~30% by end of 2024, optimizing business to focus on high-value opportunities in oncology, infectious diseases and other areas

•	Invoiced €10 million milestone payment after Phase 2 transition of pre-pandemic avian influenza (H5N1) program; candidate fully licensed to GSK under new agreement

•	Dosing of first patient in Phase 1 study Part B in glioblastoma with CVGBM to establish dose-confirmation; initial dose-escalation Part A data accepted for oral presentation at ESMO

•	Strengthening of Supervisory Board with appointment of innovation expert Birgit Hoffman and clinical oncologist Mehdi Shahidi, M.D.

•	Chief Financial Officer, Pierre Kemula, to step down at the end of his term October 31, 2024; search for a replacement ongoing with transition plan in place

•	Cash and cash equivalents position of €202.5 million as of June 30, 2024, not including €400 million upfront payment from GSK agreement; reaffirming cash runway into 2028

TÜBINGEN, Germany/BOSTON, USA – August 15, 2024 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced financial results for the second quarter and first half of 2024 and provided a business update.

“The last quarter marked the beginning of an exciting new chapter for CureVac. Our new licensing agreement with GSK, valued at up to €1.45 billion plus royalties, represents a strong validation of our proprietary mRNA platform. In parallel, our recently announced strategic restructuring streamlines our business operations and sharpens our focus on CureVac’s core strength in mRNA technology innovation, especially in important disease areas such as oncology, where we continue to advance the Phase 1 study of our CVGBM cancer vaccine in glioblastoma. We are looking forward to presenting the initial data from this study at ESMO in September,” said Dr. Alexander Zehnder, Chief Executive Officer of CureVac. “To support our evolving strategic focus, we are adding valuable expertise to our Supervisory Board with the appointment and nomination of two new members who will help us advance our updated priorities. At the same time, we are saying farewell to our Chief Financial Officer Pierre Kemula, who will depart the company at the end of his term on October 31, 2024. We thank Pierre for his many contributions and wish him all the best with his next endeavors.”

“The first half of 2024 marked the final phase of payments related to our first-generation vaccine, which, although mostly accounted for in 2023, still impacted our cash position by over €80 million. As we near the conclusion of all COVID-19 related commitments, we anticipate one final arbitration-related payment in the third quarter, after which all commitments will be fully settled. We are now focusing on enhancing operational efficiency, and we are making good progress with our restructuring initiative. The associated cost savings together with the proceeds from the new GSK agreement put us in a strong financial position,” said Pierre Kemula, Chief Financial Officer of CureVac. “As I step down, I am confident that the company is well-positioned for future success, and I want to extend my heartfelt thanks to the entire CureVac team for an incredible eight years together.”

Selected Business Updates

New Licensing Agreement with GSK

On July 3, 2024, CureVac and GSK announced a restructuring of their existing collaboration into a new licensing agreement, superseding two former agreements and allowing each company to prioritize investment and focus their respective mRNA development activities. Following completion of customary closing conditions, as well as certain antitrust and regulatory approvals, the agreement was closed on July 11, 2024.

CureVac and GSK have worked together since 2020 to develop mRNA vaccines for infectious diseases, yielding promising vaccine candidates for seasonal influenza, avian influenza and COVID-19. All candidates are based on CureVac’s proprietary second-generation mRNA backbone and are currently in Phase 2 clinical development with data supporting their potential to be best-in-class new vaccines.

Under the new agreement, GSK has assumed full control of developing and manufacturing these candidate vaccines and holds worldwide commercialization rights. In return, CureVac received an upfront payment of €400 million and may receive up to an additional €1.05 billion in development, regulatory and sales milestones plus tiered royalties in the high single digit to low teens range.

The new agreement marks a significant milestone for CureVac. It strongly validates CureVac’s proprietary mRNA platform and enables the company to concentrate on technology innovation to develop potentially transformational medicines in oncology and infectious diseases, where mRNA has immense potential, as well as other select areas of substantial unmet medical need. CureVac retains exclusive rights to the undisclosed and preclinically validated infectious disease targets from the prior collaboration together with the freedom to independently develop and partner mRNA vaccines in any other infectious disease or other indication.

The new agreement replaces all previous financial considerations from the prior collaboration agreement between CureVac and GSK. CureVac’s ongoing patent litigation against Pfizer/ BioNTech is unaffected.

Strategic Restructuring

CureVac has embarked on a transformative strategic restructuring to significantly increase efficiency and performance while focusing its resources on high-value mRNA projects in oncology, infectious diseases and other select areas of substantial unmet medical need. The strategic initiative includes a total workforce reduction of approximately 30% expected by the end of 2024 to create a leaner, more agile organization tailored to CureVac’s business scope and pipeline priorities and dedicated to technology innovation, research and development.

As a result of the restructuring, CureVac expects operational expenses to decrease by more than 30% from 2025 onward, including an annual decrease of personnel costs of approximately €25 million. The company estimates that it will incur one-time restructuring charges of approximately €15 million, including employee severance, benefits and related costs, which it expects to incur in the second half of 2024. These charges are subject to a number of assumptions, including local law requirements, and actual expenses may differ materially from the estimates.

These cost savings, combined with revenue from the GSK licensing agreement, extend CureVac’s expected cash runway into 2028. The company expects to provide additional financial and strategic updates during the Q3 earnings call in November 2024.

Oncology

Broadening of Oncology Footprint with mRNA Cancer Vaccines

CureVac continues to develop the next generation of targeted mRNA-based cancer vaccines by combining cutting-edge technologies for antigen discovery with its second-generation mRNA backbone. The initial focus is on the development of off-the-shelf cancer vaccines targeting tumor antigens shared across different patient populations and/or tumor types, to be followed by the development of fully personalized cancer vaccines based on a patient’s individual tumor genomic profile.

For the first, off-the-shelf approach, CureVac expects to select two clinical candidates for shared-antigen cancer vaccines in solid tumor and hematological cancers, including one in collaboration with researchers at the University of Texas M.D. Anderson Cancer Center, by the end of 2025, with plans to initiate two additional Phase 1 studies by the end of 2026.

Clinical off-the-shelf program in glioblastoma

Enrollment for the dose-confirmation Part B of the open-label Phase 1 study in patients with resected glioblastoma has successfully started. Part B is expected to include up to 20 patients to generate extended data on safety, tolerability and immunogenicity of the investigational cancer vaccine candidate CVGBM.

The start of Part B follows a Data Safety Monitoring Board (DSMB) review of safety data from the dose-escalation Part A. The DSMB confirmed no dose-limiting toxicities and recommended a 100µg dose for Part B of the study. Initial data on the dose-escalation Part A, including 16 patients will be presented in an oral presentation at the European Society for Medical Oncology Congress (ESMO) on September 13, 2024.

The Phase 1 study is evaluating the safety and tolerability of CVGBM in patients with newly diagnosed and surgically resected MGMT-unmethylated glioblastoma or astrocytoma with a molecular signature of glioblastoma. CVGBM features a single unmodified mRNA encoding eight epitopes derived from known tumor-associated antigens, with demonstrated immunogenicity in glioblastoma.

More information can be found at clinicaltrials.gov (NCT05938387).

Prophylactic Vaccines

CureVac Technology Licensed to GSK for COVID-19 and Influenza Vaccines

In July 2024, CureVac and GSK restructured their existing collaboration into a new licensing agreement. Under the new agreement, GSK has assumed full control of the development, manufacturing and global commercialization of mRNA vaccine candidates against COVID-19 and influenza, including combinations. All vaccine candidates currently in clinical development are based on CureVac’s proprietary second-generation mRNA backbone, targeting improved intracellular mRNA translation for early and strong immune responses.

Avian Flu (H5N1) Program – Phase 2 Start Triggers GSK Milestone Payment

In July 2024, the combined Phase 1/2 study for avian influenza, assessing a monovalent influenza A (H5N1) pre-pandemic vaccine candidate encoding a H5-antigen, successfully transitioned to the Phase 2 part of the study. The transition triggered a €10 million milestone payment for CureVac.

The Phase 1/2 study, announced on April 24, 2024, is assessing the safety, reactogenicity and immunogenicity of the vaccine candidate in healthy younger and older adults. In May 2024, it was announced that the program received FDA Fast Track designation to enable facilitated and accelerated development.

The H5N1 avian influenza virus is known to sporadically cross species from its original bird host to other animals and humans and is considered a potential future pandemic threat.

Corporate Development

Birgit Hofmann

Birgit Hofmann was appointed as an independent director to the company’s Supervisory Board through a vote at the Annual General Meeting of Shareholders on June 24. Ms. Hofmann leads the Department for Environmental Innovations, Electromobility and Batteries at the German Federal Ministry for Economic Affairs and Climate Action. She has led several task forces on the creation and scaling up of new firms and on developing strategies for structural change in industrial sectors, with the goal of building industries that are both sustainable and technologically advanced. She has previously held positions in the Department for European Aspects of Industrial Policy and as Germany’s permanent representative to the OECD.

Mehdi Shahidi, M.D.

CureVac has nominated clinical oncologist Mehdi Shahidi, M.D., as an independent director to the company’s Supervisory Board. Dr. Shahidi is currently the CEO of Petalion Therapeutics, a UK-based biotechnology company developing targeted dendrimer therapies in oncology as well as a Venture Partner at Medicxi, a leading European life sciences investment firm. He was previously Senior Vice President, Global Head of Medicine and Chief Medical Officer at Boehringer Ingelheim International, where over a course of a 15 year career, he oversaw five drug approvals and the advancement of more than 30 candidates into the clinic. Dr. Shahidi’s appointment takes effect at the CureVac SE level as of beginning of September 2024, with his appointment to the Supervisory Board of CureVac N.V. to be considered at the next Annual General Meeting in June 2025.

Chief Financial Officer Pierre Kemula to depart

After eight years as CureVac’s CFO, Pierre Kemula will leave CureVac at the end of his contract term on October 31, 2024. A search for his succession is ongoing. Mr. Kemula’s departure marks the end of a remarkable chapter for him at CureVac. Under his tenure, the company has navigated through numerous challenges and achieved significant milestones. The company would like to express its wholehearted gratitude and wish him all the best for his next steps.

Financial Update for the Second Quarter and First Half of 2024

Cash Position

Cash and cash equivalents amounted to €202.5 million at the end of June 2024, decreasing from €402.5 million at the end of 2023. In the first half of 2024, cash used in operations was mainly allocated to payments related to the termination of raw material commitments for the first-generation COVID-19 vaccine, CVnCoV, amounting to a total of €52 million and the payment of a CMO-related arbitration award. All CMO-related arbitrations are closed, and a last payment is expected in the third quarter of 2024. Looking forward there will be no further payments related to CVnCoV. The remaining cash spend was mainly related to ongoing R&D activities.

The company received the €400 million upfront payment from the GSK agreement in August 2024. The payment is therefore not included in the cash position at the end of June 2024. The company reaffirms its expected cash runway into 2028.

Revenues

Revenues amounted to €14.4 million and €26.8 million for the three and six months ended June 30, 2024, representing an increase of €6.8 million and €12.1 million, or 90% and 82%, from €7.6 million and €14.7 million for the same period in 2023.

The increase year-on-year was primarily driven by higher revenues from the GSK and CRISPR collaborations. For the six months ending June 30, 2024, total revenues of €17.6 million and €9.2 million were recognized, respectively, compared to €12.8 million and €1.1 million in the prior year period.

Operating Result

Operating loss amounted to €73.6 million and €146.9 million for the three and six months ended June 30, 2024, representing an increase of €1.8 million and €14.7 million from €71.8 million and €132.2 million for the same period in 2023.

The operating result was affected by several key drivers partially related to the closing of the first-generation vaccine effort in COVID-19:

•	Cost of sales increased primarily due to an increase of contract termination provisions as part of an arbitration ruling for Contract Manufacturing Organization activities related to the first-generation COVID-19 vaccine.

•	Research and development expenses increased primarily with increased activity in oncology R&D projects. Additionally, the first half of 2024 was impacted by increased expenses related to the litigation to enforce intellectual property rights.

•	General and administrative expenses decreased compared to the prior year period mainly driven by lower personnel expenses.

•	Other income increased year-on-year due to the sale of raw materials to GSK.

Financial Result (Finance Income and Expenses)

Net financial result for the three and six months ended June 30, 2024, amounted to €2.4 million and €5.8 million, or a decrease of €2.0 million and €1.6 million, from €4.4 million and €7.4 million for the same period in 2023. This decrease was mainly driven by lower interest income on cash investments.

Pre-Tax Loss

Pre-tax loss was €71.2 million and €141.1 million for the three and six months ended June 30, 2024, compared to €67.4 million and €124.8 million in the same period of 2023.

About CureVac

CureVac (Nasdaq: CVAC) is a pioneering multinational biotech company founded in 2000 to advance the field of messenger RNA (mRNA) technology for application in human medicine. In more than two decades of developing, optimizing, and manufacturing this versatile biological molecule for medical purposes, CureVac has introduced and refined key underlying technologies that were essential to the production of mRNA vaccines against COVID-19, and is currently laying the groundwork for application of mRNA in new therapeutic areas of major unmet need. CureVac is leveraging mRNA technology, combined with advanced omics and computational tools, to design and develop off-the-shelf and personalized cancer vaccine product candidates. It also develops programs in prophylactic vaccines and in treatments that enable the human body to produce its own therapeutic proteins. Headquartered in Tübingen, Germany, CureVac also operates sites in the Netherlands, Belgium, Switzerland, and the U.S. Further information can be found at www.curevac.com.

CureVac Media Contact

Patrick Perez, Junior Manager Public Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1831

patrick.perez@curevac.com

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, cash runway expectations, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, different judicial outcomes or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Cash and Condensed Consolidated Profit and Loss Data

(in € millions)	December 31, 2023	June 30, 2024
Cash and Cash Equivalents	402.5	202.5

	Three months ended June 30,
(in € millions)	2023	2024
Revenue	7.6	14.4
Cost of Sales, Operating Expenses & Other Operating Income	-79.4	-88.0
Operating Result	-71.8	-73.6
Financial Result	4.4	2.4
Pre-Tax Loss	-67.4	-71.2

	Six months ended June 30,
(in € millions)	2023	2024
Revenue	14.7	26.8
Cost of Sales, Operating Expenses & Other Operating Income	-146.9	-173.7
Operating Result	-132.2	-146.9
Financial Result	7.4	5.8
Pre-Tax Loss	-124.8	-141.1